Exhibit No. 12 (c)

FLORIDA POWER CORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2005	2004	2003	2002	2001

Earnings, as defined:
Net income	$260	$335	$297	$325	$311
Fixed charges, as below	138	122	103	114	117
Income taxes, as below	121	174	147	163	183
Total earnings, as defined	$519	$631	$547	$602	$611

Fixed Charges, as defined:
Interest on long-term debt	$116	$107	$103	$99	$100
Other interest	18	10	(6)	10	14
Imputed interest factor in rentals - charged
principally to operating expenses	4	5	6	5	3
Total fixed charges, as defined	138	122	103	114	117
Preferred dividends, as defined	2	2	2	3	3
Total fixed charges and preferred dividends combined	$140	$124	$105	$117	$120

Ratio of Earnings to Fixed Charges	3.76	5.17	5.31	5.27	5.22

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.71	5.08	5.21	5.13	5.09